Exhibit 99.2

Ucommune International Ltd
(Incorporated in the Cayman Islands with limited liability) (Nasdaq: UK)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
To Be Held on November 9, 2026, Beijing Time
(or any adjournment(s) or postponement(s) thereof)

Notice is hereby given that the extraordinary general meeting of shareholders (the “EGM”) of Ucommune International Ltd (the “Company”) will be held at 10:00 a.m. on November 9, 2026, Beijing time (9:00 p.m. on November 8, 2026, U.S. Eastern time), at No. 12 Taiyanggong Middle Road, Guancheng Building, 10th Floor, Chaoyang District, Beijing 100028, People’s Republic of China, for the purpose of considering and, if thought fit, passing and approving the following resolution:

Proposal: Share Consolidation and Increase of Authorised Share Capital

Resolved as an ordinary resolution, that the following steps in respect of the share consolidation and the related increase of the authorised share capital of the Company be and are hereby approved:

(1)    The current authorised share capital of the Company is US$72,000,000 divided into 300,000,000 shares, each with a par value of US$0.24, comprising (i) 299,400,000 Class A ordinary shares (the “Class A Ordinary Shares”), (ii) 300,000 Class B ordinary shares (the “Class B Ordinary Shares”), and (iii) 300,000 Series A preferred shares (the “Series A Preferred Shares”).

(2)    If the official closing bid price per Class A Ordinary Share as reported by The Nasdaq Capital Market is below US$1.00 on each of three consecutive Trading Days (the “Price Trigger”), the Company shall determine the applicable consolidation ratio by selecting the highest ratio in the following descending order that is expected to leave the Company with at least 500,000 Publicly Held Shares immediately after the Share Consolidation: ten-for-one (10:1), eight-for-one (8:1), six-for-one (6:1), four-for-one (4:1), three-for-one (3:1), and two-for-one (2:1) (the applicable ratio, the “Selected Ratio”). “Publicly Held Shares” shall be determined in accordance with the applicable Nasdaq rules.

(3)    If a 10:1 consolidation is expected to result in fewer than 500,000 Publicly Held Shares, the Selected Ratio shall move successively to 8:1, 6:1, 4:1, 3:1 and then 2:1 until the requirement is satisfied. If a 2:1 consolidation is also expected to result in fewer than 500,000 Publicly Held Shares, no consolidation shall be implemented pursuant to this resolution without further approval of the Board and the shareholders.

(4)    At the Selected Ratio, every applicable number of issued or unissued shares of each class shall be consolidated into one share of the same class, the par value of each share shall be increased proportionately (the “Post-Consolidation Par Value”), and any fractional holding resulting from the consolidation shall be rounded up to the nearest whole share so that no fractional share shall arise (the “Share Consolidation”).

For the avoidance of doubt, the Share Consolidation and the Capital Increase shall be implemented, step by step, as follows depending on the Selected Ratio:

(5)(a) If the Selected Ratio is 10:1:

(i)      ten issued or unissued shares of each class shall be consolidated into one share of the same class. Immediately following this consolidation, the authorised share capital shall remain US$72,000,000 but shall be divided into 30,000,000 shares, each with a par value of US$2.40, comprising 29,940,000 Class A Ordinary Shares, 30,000 Class B Ordinary Shares and 30,000 Series A Preferred Shares.

(ii)    Immediately thereafter, 969,460,000 additional authorized but unissued Class A Ordinary Shares, 270,000 additional authorized but unissued Class B Ordinary Shares and 270,000 additional authorized but unissued Series A Preferred Shares, each with a par value of US$2.40, shall be created, so that the authorised share capital shall be increased to US$2,400,000,000 divided into 1,000,000,000 shares, each with a par value of US$2.40, comprising 999,400,000 Class A Ordinary Shares, 300,000 Class B Ordinary Shares and 300,000 Series A Preferred Shares.

(5)(b) If the Selected Ratio is 8:1:

(i)     eight issued or unissued shares of each class shall be consolidated into one share of the same class. Immediately following this consolidation, the authorised share capital shall remain US$72,000,000 but shall be divided into 37,500,000 shares, each with a par value of US$1.92, comprising 37,425,000 Class A Ordinary Shares, 37,500 Class B Ordinary Shares and 37,500 Series A Preferred Shares.

(ii)    Immediately thereafter, 961,975,000 additional authorized but unissued Class A Ordinary Shares, 262,500 additional authorized but unissued Class B Ordinary Shares and 262,500 additional authorized but unissued Series A Preferred Shares, each with a par value of US$1.92, shall be created, so that the authorised share capital shall be increased to US$1,920,000,000 divided into 1,000,000,000 shares, each with a par value of US$1.92, comprising 999,400,000 Class A Ordinary Shares, 300,000 Class B Ordinary Shares and 300,000 Series A Preferred Shares.

(5)(c) If the Selected Ratio is 6:1:

(i)     six issued or unissued shares of each class shall be consolidated into one share of the same class. Immediately following this consolidation, the authorised share capital shall remain US$72,000,000 but shall be divided into 50,000,000 shares, each with a par value of US$1.44, comprising 49,900,000 Class A Ordinary Shares, 50,000 Class B Ordinary Shares and 50,000 Series A Preferred Shares.

(ii)    Immediately thereafter, 949,500,000 additional authorized but unissued Class A Ordinary Shares, 250,000 additional authorized but unissued Class B Ordinary Shares and 250,000 additional authorized but unissued Series A Preferred Shares, each with a par value of US$1.44, shall be created, so that the authorised share capital shall be increased to US$1,440,000,000 divided into 1,000,000,000 shares, each with a par value of US$1.44, comprising 999,400,000 Class A Ordinary Shares, 300,000 Class B Ordinary Shares and 300,000 Series A Preferred Shares.

(5)(d) If the Selected Ratio is 4:1:

(i)     four issued or unissued shares of each class shall be consolidated into one share of the same class. Immediately following this consolidation, the authorised share capital shall remain US$72,000,000 but shall be divided into 75,000,000 shares, each with a par value of US$0.96, comprising 74,850,000 Class A Ordinary Shares, 75,000 Class B Ordinary Shares and 75,000 Series A Preferred Shares.

(ii)    Immediately thereafter, 924,550,000 additional authorized but unissued Class A Ordinary Shares, 225,000 additional authorized but unissued Class B Ordinary Shares and 225,000 additional authorized but unissued Series A Preferred Shares, each with a par value of US$0.96, shall be created, so that the authorised share capital shall be increased to US$960,000,000 divided into 1,000,000,000 shares, each with a par value of US$0.96, comprising 999,400,000 Class A Ordinary Shares, 300,000 Class B Ordinary Shares and 300,000 Series A Preferred Shares.

(5)(e) If the Selected Ratio is 3:1:

(i)     three issued or unissued shares of each class shall be consolidated into one share of the same class. Immediately following this consolidation, the authorised share capital shall remain US$72,000,000 but shall be divided into 100,000,000 shares, each with a par value of US$0.72, comprising 99,800,000 Class A Ordinary Shares, 100,000 Class B Ordinary Shares and 100,000 Series A Preferred Shares.

(ii)    Immediately thereafter, 899,600,000 additional authorized but unissued Class A Ordinary Shares, 200,000 additional authorized but unissued Class B Ordinary Shares and 200,000 additional authorized but unissued Series A Preferred Shares, each with a par value of US$0.72, shall be created, so that the authorised share capital shall be increased to US$720,000,000 divided into 1,000,000,000 shares, each with a par value of US$0.72, comprising 999,400,000 Class A Ordinary Shares, 300,000 Class B Ordinary Shares and 300,000 Series A Preferred Shares.

(5)(f) If the Selected Ratio is 2:1:

(i)     two issued or unissued shares of each class shall be consolidated into one share of the same class. Immediately following this consolidation, the authorised share capital shall remain US$72,000,000 but shall be divided into 150,000,000 shares, each with a par value of US$0.48, comprising 149,700,000 Class A Ordinary Shares, 150,000 Class B Ordinary Shares and 150,000 Series A Preferred Shares.

(ii)    Immediately thereafter, 849,700,000 additional authorized but unissued Class A Ordinary Shares, 150,000 additional authorized but unissued Class B Ordinary Shares and 150,000 additional authorized but unissued Series A Preferred Shares, each with a par value of US$0.48, shall be created, so that the authorised share capital shall be increased to US$480,000,000 divided into 1,000,000,000 shares, each with a par value of US$0.48, comprising 999,400,000 Class A Ordinary Shares, 300,000 Class B Ordinary Shares and 300,000 Series A Preferred Shares.

(6)    The increase in authorised share capital described in paragraph (5) above (the “Capital Increase”) relates solely to authorised share capital of the Company and does not itself constitute an allotment or issuance of any shares by the Company. All additional shares created pursuant to the Capital Increase shall be unissued.

(7)    Subject to the passing of this ordinary resolution and upon the occurrence of the Price Trigger, any Director of the Company be and is hereby authorised to confirm the Selected Ratio strictly in accordance with the mechanism set out above, confirm the effective date and time, and implement the Share Consolidation and the Capital Increase on the basis set out above and in Schedule 1 to this Notice.

(8)    Any Director be and is hereby authorised to take all actions necessary or desirable to implement the Share Consolidation and the Capital Increase, including making any required filings; instructing the registered office provider to make all necessary filings with the Registrar of Companies in the Cayman Islands; instructing the share registrar and/or transfer agent to update the register of members; obtaining a new CUSIP; updating the corporate records; cancelling existing share certificates and issuing replacement certificates; and issuing such fractional number of shares as may be required solely to round fractional holdings up to the nearest whole share.

SCHEDULE 1
SHARE CAPITAL CONSEQUENCES

A. Immediately following the Share Consolidation (before the Capital Increase)

Selected Ratio	Authorised Capital	Total Shares	Par Value	Class A	Class B	Series A Preferred
10:1	US$72,000,000	30,000,000	US$2.40	29,940,000	30,000	30,000
8:1	US$72,000,000	37,500,000	US$1.92	37,425,000	37,500	37,500
6:1	US$72,000,000	50,000,000	US$1.44	49,900,000	50,000	50,000
4:1	US$72,000,000	75,000,000	US$0.96	74,850,000	75,000	75,000
3:1	US$72,000,000	100,000,000	US$0.72	99,800,000	100,000	100,000
2:1	US$72,000,000	150,000,000	US$0.48	149,700,000	150,000	150,000

B. Immediately following the Capital Increase

Selected Ratio	New Class A to be created	New Class B to be created	New Series A to be created	Authorised Capital	Total Shares	Class A	Class B	Series A Preferred
10:1	969,460,000	270,000	270,000	US$2,400,000,000	1,000,000,000	999,400,000	300,000	300,000
8:1	961,975,000	262,500	262,500	US$1,920,000,000	1,000,000,000	999,400,000	300,000	300,000
6:1	949,500,000	250,000	250,000	US$1,440,000,000	1,000,000,000	999,400,000	300,000	300,000
4:1	924,550,000	225,000	225,000	US$960,000,000	1,000,000,000	999,400,000	300,000	300,000
3:1	899,600,000	200,000	200,000	US$720,000,000	1,000,000,000	999,400,000	300,000	300,000
2:1	849,700,000	150,000	150,000	US$480,000,000	1,000,000,000	999,400,000	300,000	300,000

Note: The Capital Increase increases the authorised number of shares to 1,000,000,000, comprising 999,400,000 Class A Ordinary Shares, 300,000 Class B Ordinary Shares and 300,000 Series A Preferred Shares. All additional shares created in the Capital Increase are unissued.

The close of business on October 8, 2026 is fixed as the record date for determining shareholders entitled to notice of, and to vote at, the EGM and any adjournments or postponements thereof.

By order of the Board

/s/ Daqing Mao
Chairman
Dated: October 8, 2026

Registered Office:
c/o Maples Corporate Services Limited
PO Box 309, Ugland House
Grand Cayman
KY1-1104, Cayman Islands

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE EGM IN PERSON OR SEND IN A SPECIFIC PROXY.

1.      A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and vote in his/her stead.

2.      Any standing proxy previously deposited by a shareholder with the Company will be voted in favor of the resolutions to be proposed at the EGM unless revoked prior to the EGM or the shareholder attends the EGM in person or executes a specific proxy.

3.      A form of proxy for use at the EGM is enclosed. Whether or not you propose to attend the EGM in person, you are strongly advised to complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at the offices of Equiniti Trust Company, LLC, C/O DFX Logistics 1 United Lane, Teterboro, NJ, 07608, Attention: Proxy Operation, or send copies of the foregoing by email to Proxy@astfinancial.com marked for the attention of Proxy Operation, as soon as possible and in any event not later than the close of business on November 5, 2026, Eastern time, for the holding of the EGM or adjourned EGM in accordance with the Articles of Association of the Company. Returning the completed form of proxy will not preclude you from attending the EGM and voting in person if you so wish.

4.      If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares.

5.      A shareholder holding more than one share as of the Record Date (as defined below) entitled to attend and vote at the EGM need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

6.      Two or more holders of shares which carry not less than one-half of all votes attaching to shares in issue and entitled to vote at the EGM, present in person or by proxy or, if a corporate or other non-natural person, by its duly authorised representative, shall constitute a quorum.

7.      In accordance with Article 78 of the Articles of Association of the Company, the chairman, if any, of the Board of Directors shall preside as chairman at every general meeting of the Company. The current chairman of the Company is MAO Daqing, thus he shall preside as the chairman of the EGM.

8.      In accordance with Article 14 of the Articles of Association of the Company, the Board of Directors has established the close of business on October 8, 2026, Eastern time (the “Record Date”), as the record date for determining shareholders entitled to notice of, and to vote at, the EGM and any adjournments or postponements thereof.